Exhibit 99.1

Century 21 China Real Estate Assigned a New Ticker Symbol “CTCLY” and to be Traded on OTCQB

BEIJING, February 6, 2015 — IFM Investments Limited (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has been approved to be traded under the ticker symbol “CTCLY”. Upon FINRA approval, which is expected within near future, the Company’s ADSs will be eligible for trading on OTCQB. The Company is in the process of applying to be traded on OTCQX. Once approved, the Company will be able to transfer from OTCQB to OTCQX for trading.

About Century 21 China Real Estate

IFM Investments Limited is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. The Company primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. The Company has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of the Company, was assigned the trading symbol “CTCLY” on January 9, 2015. For more information about the Company, please visit http://www.century21cn.com/english.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For further information, please contact:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com